Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-286362-03

May 11, 2026

NSTAR Electric Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	NSTAR Electric Company doing business as Eversource Energy
Security:	$350,000,000 4.650% Debentures due 2031
Principal Amount:	$350,000,000
Maturity Date:	May 15, 2031
Coupon:	4.650%
Benchmark Treasury:	3.875% due April 30, 2031
Benchmark Treasury Price / Yield:	99-05 ¼ / 4.062%
Spread to Benchmark Treasury:	60 basis points
Yield to Maturity:	4.662%
Price to Public:	99.947% of the principal amount
Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing November 15, 2026
Optional Redemption Provisions:	Make-whole call at any time prior to April 15, 2031 (one month prior to the Maturity Date) at a discount rate of Treasury plus 10 basis points and on or after such date at par
Tax Credit Event Redemption:	At the issuer’s option, in whole but not in part at 101% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date (any notice of redemption may be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)
Trade Date:	May 11, 2026
Settlement Date*:	May 13, 2026 (T+2)
CUSIP / ISIN:	67021C AY3 / US67021CAY30
Expected Ratings**:	A2 (Moody’s); A- (S&P); A (Fitch)
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC
TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities in the secondary market prior to the date that is one business day before the settlement date will be required, by virtue of the fact that the Securities will initially settle T+2 (on May 13, 2026) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade Securities prior to the date that is one business day before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526; Mizuho Securities USA LLC toll-free at (866) 271-7403; TD Securities (USA) LLC toll-free at (855) 495-9846; U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.